UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

   Individual Investor Group, Inc.  (Formerly Financial Data Systems, Inc.)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   455907105
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
         Park Avenue Plaza, New York, New York  10055  (212) 909-1100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  See Item 6
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   3174638                                  Page   2  of  13  Pages


1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reliance Financial Services Corporation
         I.R.S. Employer Identification No.:  50-0113548


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                  (b) / /


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              /X/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                   7.      SOLE VOTING POWER

  NUMBER OF                     666,666
   SHARES
BENEFICIALLY       8.      SHARED VOTING POWER
  OWNED BY
    EACH           9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       666,666
    WITH
                  10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   666,666

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   10.6%

14.      TYPE OF REPORTING PERSON*

                   HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   3174638                                  Page   3   of  13  Pages


1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Saul P. Steinberg
         Social Security No.:  ###-##-####


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /

                                                                  (b) / /

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 /X/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                   7.      SOLE VOTING POWER

  NUMBER OF                     621,424
   SHARES
BENEFICIALLY       8.      SHARED VOTING POWER
  OWNED BY
    EACH           9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       621,424
    WITH
                  10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   621,424

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   9.8%

14.      TYPE OF REPORTING PERSON*

                   IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value per share (the "Security"), of Individual Investor Group, Inc. (the "Issuer"), whose principal offices are located at 1633 Broadway, 38th Floor, New York, New York 10019. In accordance with Section 101 of Regulation S-T, this statement restates the Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation, a Delaware corporation ("Reliance Financial"), in respect of the Security prior to the date hereof.



ITEM 2.  Identity and Background.

(a)      Reliance Financial Services Corporation

         This statement is filed by Reliance Financial relating to the ownership by its subsidiaries of the Security listed on the cover of this Schedule 13D. Reliance Financial owns all of the capital stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

         Approximately 45% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

         The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, New York, New York 10055.

         The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

                                    4 of 13

                                     Position with Reliance Financial
Name and Business Address            and Principal Occupation
- -------------------------            ---------------------------------

Saul P. Steinberg                    Chairman of the Board, Chief Executive
Reliance Group Holdings, Inc.        Officer and Director, Reliance Financial
Park Avenue Plaza                    and RGH
New York, New York 10055

Robert M. Steinberg                  President, Chief Operating Officer and
Reliance Group Holdings, Inc.        Director, Reliance Financial and RGH;

Park Avenue Plaza                    Chairman of the Board and Chief Executive
New York, New York 10055             Officer, RIC

George E. Bello                      Executive Vice President, Controller and
Reliance Group Holdings, Inc.        Director, Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Lowell C. Freiberg                   Senior Vice President, Chief Financial
Reliance Group Holdings, Inc.        Officer and Director, Reliance Financial
Park Avenue Plaza                    and RGH
New York, New York 10055

Henry A. Lambert                     Senior Vice President--Real Estate
Reliance Group Holdings, Inc.        Investments and Operations, Reliance
Park Avenue Plaza                    Financial and RGH; President and Chief
New York, New York 10055             Executive Officer, Reliance Development
                                     Group, Inc.

Dennis J. O'Leary                    Senior Vice President--Taxes, Reliance
Reliance Group Holdings, Inc.        Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                    Senior Vice President--Group Controller,
Reliance Group Holdings, Inc.        Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Bruce L. Sokoloff                    Senior Vice President-- Administration,
Reliance Group Holdings, Inc.        Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Howard E. Steinberg, Esq.            Senior Vice President, General Counsel and
Reliance Group Holdings, Inc.        Corporate Secretary, Reliance Financial
Park Avenue Plaza                    and RGH
New York, New York 10055

                                    5 of 13

James E. Yacobucci                   Senior Vice President-- Investments and
Reliance Insurance Company           Director, Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

George R. Baker                      Director, Reliance Financial and RGH;
WMS Industries                       Corporate Director/Advisor, various
3401 North California Avenue         business enterprises
Chicago, Illinois 60618

Dennis A. Busti                      Director, Reliance Financial and RGH;

Reliance National                    President and Chief Executive Officer,
Risk Specialists, Inc.               Reliance National Risk Specialists, Inc.
77 Water Street
New York, New York 10005

Dr. Thomas P. Gerrity                Director, Reliance Financial and RGH; Dean,
The Wharton School                   the Wharton School of the University of
University of Pennsylvania           Pennsylvania
Steinberg Hall- Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                     Director, Reliance Financial and RGH;
Jewell Jackson McCabe                President, Jewell Jackson McCabe Associates
  Associates
50 Rockefeller Plaza
Suite 46
New York, New York 10020

Irving Schneider                     Director, Reliance Financial and RGH;
Helmsley-Spear, Inc.                 Executive Vice President, Helmsley-Spear,
60 East 42nd Street                  Inc.
New York, New York 10165

Bernard L. Schwartz                  Director, Reliance Financial and RGH;
Loral Corporation                    Chairman of the Board and Chief Executive
600 Third Avenue                     Officer, Loral Space & Communications, Ltd.
New York, New York 10016

Richard E. Snyder                    Director, Reliance Financial and RGH;
237 Park Avenue, Suite 2112          Chairman and Chief Executive Officer of
New York, New York 10017             Golden Books Family Entertainment, Inc.

Thomas J. Stanton, Jr.               Director, Reliance Financial and RGH;
240 South Mountain Avenue            Chairman Emeritus, National Westminster
Montclair, New Jersey 07042          Bank NJ


                                    6 of 13

         Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

(b)  Saul P. Steinberg

         This statement is also filed by Saul P. Steinberg. Mr. Steinberg is the father of Jonathan Steinberg, the President and Chairman of the Board of Directors of the Issuer. Saul P. Steinberg's occupation, citizenship and business address are set forth in Item 2(a) hereof.

         Saul P. Steinberg has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable

                                    7 of 13

ITEM 4.  Purpose of Transaction.

         The Securities beneficially owned by RIC are held for investment as part of its general investment portfolio.

         The Securities beneficially owned by Saul P. Steinberg are held for investment as part of Mr. Steinberg's personal investment portfolio.

         Subject to availability and price and subject to applicable laws and regulations, RIC and Saul P. Steinberg may increase their respective holdings of Securities or dispose of all or a portion of such Securities on terms and at prices determined by them.

         Subject to the disclaimer set forth below, Reliance Financial and Saul
P. Steinberg may be deemed to be a "group" within the meaning of Regulation 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. As Chairman of the Board, Chief Executive Officer and principal stockholder of RGH, Mr. Steinberg may be deemed to control Reliance Financial. Notwithstanding these relationships, Reliance Financial and Saul P. Steinberg each disclaims membership in any group comprised of Reliance Financial and Saul P. Steinberg because neither Reliance Financial nor Saul P. Steinberg is obliged, and neither has agreed, to act in concert and each expects to act independently according to their respective interests regarding their respective investment in the Securities.


ITEM 5.  Interest in Securities of the Issuer.

         According to the Issuer's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission for the quarterly period ended March 31, 1996, the number of shares of the Security outstanding has increased to 6,308,903. As a result, the Securities beneficially owned by Reliance Financial, which total 666,666 shares, to the best knowledge of Reliance Financial, comprise approximately 10.6% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

         As a result of the increase in the number of shares of the Security outstanding, the Securities beneficially owned by Saul P. Steinberg, which total 621,424 shares, to the best knowledge of Saul P. Steinberg, comprise 9.8% of the Securities outstanding. Subject to the Security Agreement disclosed in Item 6 herein, Saul P. Steinberg has sole voting and dispositive power over the Securities beneficially owned by him.

         To the best knowledge of Reliance Financial, the other persons named in
Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security except for Bruce L. Sokoloff who, to the best knowledge of Reliance Financial, beneficially owns 16,000 shares of the Security, including 10,000 shares which Mr. Sokoloff has the right to acquire pursuant to a currently exercisable option. Neither Reliance Financial, nor to Reliance Financial's knowledge, any of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.

                                    8 of 13

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Except for the foregoing or as herein disclosed, neither Reliance Financial, nor to Reliance Financial's knowledge, any other person named in Item 2(a) has any contract, arrangement, understanding or relationship with any person with respect to any Securities.

         Pursuant to a Stockholder Agreement, dated as of January 1, 1989 (the "Stockholder Agreement"), among the Issuer, Saul P. Steinberg, Jonathan L. Steinberg and certain other security holders of the Issuer, Saul P. Steinberg has piggyback registration rights with respect to the Securities he beneficially owns when and if the Issuer files a registration statement.

         Pursuant to a Units Purchase Agreement, dated December 4, 1991 (the "Units Purchase Agreement"), between the Issuer and RIC, RIC has the right to demand that the Issuer file a registration statement covering any or all of the Securities, as may be designated by RIC. RIC has the right to make such a demand twice, but not more than once in any one-year period. In addition, RIC has piggyback registration rights with respect to the Securities when and if the Issuer files a registration statement.


         Pursuant to a Guaranty and Security Agreement, dated April 22, 1996 (the "Security Agreement"), in favor of Republic National Bank of New York ("Republic"), Saul P. Steinberg and Jonathan L. Steinberg, jointly and severally, guaranteed a $3,000,000 demand grid note, dated April 22, 1996, of Wise Partners, L.P., a Delaware limited partnership of which Saul P. Steinberg is the limited partner and Jonathan L. Steinberg is the general partner, and Saul P. Steinberg pledged to Republic 500,000 shares of the Securities and Jonathan L. Steinberg pledged to Republic 55,000 shares of the Securities as partial security for such guaranty. Upon an event of default under the Security Agreement, Republic may, with notice, exercise all voting rights and foreclose upon and sell such pledged shares. Except for the foregoing or as herein disclosed, Saul P. Steinberg does not have any contract, arrangement, understanding or relationship with any person with respect to any Securities.


ITEM 7.  Material to Be Filed as Exhibits.

              1. Joint Filing Agreement between Reliance Financial Services Corporation and Saul P. Steinberg.

              2. Stockholder Agreement (incorporated herein by reference to Exhibit A to the Schedule 13D of Jonathan L. Steinberg relating to the Issuer, which Schedule 13D was filed in paper format).

              3. Units Purchase Agreement (incorporated herein by reference to
    Exhibit 5 to the Schedule 13D of Reliance Financial and Saul P. Steinberg relating to the Issuer, which Schedule 13D was filed in paper format).

              4. Security Agreement (incorporated herein by reference to Exhibit K to Amendment No. 4 to the Schedule 13D of Jonathan L. Steinberg relating to the Issuer).

                                    9 of 13

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 3, 1996

                                      RELIANCE FINANCIAL SERVICES CORPORATION

                                      By:  /s/ James E. Yacobucci
                                           ----------------------------
                                               James E. Yacobucci
                                          Senior Vice President-Investments

                                   10 of 13

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 3, 1996

                                      By:  /s/ Saul P. Steinberg
                                           ----------------------------
                                                 Saul P. Steinberg

                                   11 of 13

                                   EXHIBIT INDEX

    Exhibit No.                     Exhibit Name                      Page No.
    -----------                     ------------                      --------

         1                          Joint Filing Agreement

         2                          Stockholder Agreement

         3                          Units Purchase Agreement

         4                          Security Agreement

                                   12 of 13

                                                                  Exhibit 1

                            Joint Filing Agreement

Reliance Financial Services Corporation and Saul P. Steinberg hereby agree that the Schedule 13D to which this Joint Filing Agreement is attached is filed on behalf of each of them.



Dated:  July 3, 1996                   RELIANCE FINANCIAL SERVICES CORPORATION




                                       By:  /s/ James E. Yacobucci
                                            ------------------------------
                                                 James E. Yacobucci
                                          Senior Vice President-Investments

                                       SAUL P. STEINBERG

                                            /s/ Saul P. Steinberg
                                            ------------------------------


                                   13 of 13